EX-99.1


                                                                     EX 99.B

Index Number 368.04-00

Susan A. Johnston                                   Matthew B. Krasner
Ropes & Gray
One International Place                             (202) 622-7550
Boston, MA 02110
                                                    CC:DOM:Corp:5 PLR 110312-97

                                                             SEP 5 1997

Acquiring  -- Putnam Master Intermediate Income Trust EIN: 04-6584465

Target     -- Putnam Intermediate Government Income Trust EIN: 04-3008388

Management -- Putnam Investment Management, Inc.

V          -- 325,734,652

W          -- 528,329,912

                          "This document may not be used or cited as precedent.
                            Section 611Q(i)(3) of the Internal Revenue Code."

Dear Ms. Johnston,

     This is in response to a letter dated May 23, 1997, requesting rulings as to the federal income tax consequences of a proposed transaction. The information submitted is summarized below.

     Acquiring operates as a diversified closed end, management investment company under the Investment Company Act of 1940 ("Act") whose shares are traded on the New York Stock Exchange. It is managed by Management. Acquiring has elected to be a regulated investment company for federal income tax purposes under [Section Mark]851 of the Code. On March 31, 1997, Acquiring's net asset value was approximately $v.

     Target operates as a diversified closed end, management investment company under the Act whose shares are traded on the New York Stock Exchange. It is also managed by Management. Target has elected to be a regulated investment company for federal income tax purposes under [Section Mark]851. On March 31, 1997, Target's net asset value was approximately $w.

     Acquiring and Target each invest in fixed income securities and have similar investment objectives. For what are expressed to be valid business purposes, Acquiring will acquire all of the properties and assets of Target other than those distributed as set forth in representation (1) solely in exchange for Acquiring shares (including fractional shares) and the assumption by
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Acquiring of all of the liabilities of Target. As soon as practicable after the exchange of Target's assets for shares of Acquiring, Target will distribute all of the Acquiring shares received in the reorganization to its shareholders in complete liquidation.

     The following representations have been made in connection with the proposed transaction:

     (a) The fair market value of the shares to be received by each Target shareholder will be approximately equal to the fair market value of the Target shares surrendered in the exchange (calculated with reference to net asset value rather than trading price).

     (b) There is no plan or intention by the shareholders of Target who own 5 percent or more of the Target shares, and to the best of the knowledge of the management of Target, there is no plan or intention on the part of the remaining shareholders of Target to sell, exchange, or otherwise dispose of a number of Acquiring shares received in the reorganization that would reduce the Target shareholders' ownership of Acquiring shares to a number of shares having a value, as of the date of the reorganization, of less than 50 percent of the value of all of the formerly outstanding shares of Target as of the same date. For purposes of this representation, shares of Target stock exchanged for cash or other property will be treated as outstanding Target shares on the date of the reorganization. Moreover, Target shares and Acquiring shares held by Target shareholders and otherwise sold, redeemed, or disposed or prior to the reorganization will be considered in making this representation.

     (c) Acquiring will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Target immediately prior to the reorganization. For purposes of this representation, amounts paid by Target to shareholders who receive cash or other property, amounts used by Target to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal distributions and dividends declared and paid in order to ensure Target's continued qualification as a regulated investment company and to avoid fund-level tax) made by Target immediately preceding the transfer will be included as assets of Target held immediately prior to the reorganization.

     (d) After the reorganization, the shareholders of Target will be in control of Acquiring within the meaning of [Section Mark]368(a)(2)(H) of the Internal Revenue Code.

     (e) Acquiring has no plan or intention to reacquire any of its shares issued in the reorganization, except for Acquiring

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                                      -3-

shares reacquired in the ordinary course of business as a closed-end investment company.

     (f) Acquiring has no plan or intention to sell or otherwise dispose of any of the assets of Target acquired in the reorganization, except for (i) dispositions necessary for Acquiring to maintain its status as a diversified investment company, and (ii) dispositions made in the ordinary course of Acquiring's business as a closed-end investment company (i.e., dispositions resulting from investment decisions made after the reorganization on the basis of investment considerations independent of the reorganization). Acquiring, however, may realign (that is, sell and reinvest the proceeds of) up to one half of the Target portfolio in connection with the reorganization.

     (g) The liabilities of Target assumed by Acquiring plus the liabilities to which the assets are subject were incurred by Target in the ordinary course of its business and are associated with the assets transferred.

     (h) Following the reorganization, Acquiring will continue the historic business of Target as an investment company or use a significant portion of Target's historic business assets in its business. As used herein, the phrase "will use a significant portion of Target's historic business assets in its business" means that Acquiring will continue to hold a significant portion of the assets transferred to it by Target, except for dispositions resulting from investment decisions made on the basis of investment considerations arising after, and independent of, the reorganization). Acquiring, however, may realign (that is, sell and reinvest the proceeds of) up to one half of the Target portfolio in connection with the reorganization.

     (i) At the time of the reorganization, Acquiring will not have outstanding any warrants, options, convertible securities or any other type of right pursuant to which any person could acquire stock in Acquiring that, if exercised or converted, would affect the Target shareholders' acquisition or retention of control of Acquiring, as defined in [Section Mark]368(a)(2)(H).

     (j) All fees and expenses of the reorganization (including any fees and expenses incurred by Acquiring and/or Target as the direct result of the reorganization) will be allocated ratably between Target and Acquiring in proportion to their net assets as of the date of the reorganization, except that the costs of proxy materials and proxy solicitations will be borne by Target and the costs of filing the registration statement will be borne by Acquiring, provided, however, that such expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by the other party of such expenses would result in the disqualification of Acquiring or

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Target as a regulated investment company within the meaning of [Section
Mark]851 of the Code. Any reorganization expense of Target paid or assumed by Acquiring shall be solely and directly related to the reorganization in accordance with the guidelines established in Rev. Rul. 73-54, 1973-1 C.B. 187. The shareholders of Target will pay their respective expenses, if any, incurred in connection with the reorganization.

     (k) There is no intercorporate indebtedness existing between Acquiring and Target.

     (l) For federal income tax purposes, each of Acquiring and Target qualifies as a regulated investment company, and the provisions of [Double Section Mark]851 through 855 of the Code apply to each of Acquiring and Target for its current taxable year, and will continue to apply to each of them through the closing date. After the reorganization, Acquiring intends to continue to qualify as a regulated investment company. In that regard, on or prior to the date of the reorganization, Target will distribute to its shareholders, of record all of the excess of (i) its investment income excludable from gross income under [Section Mark]103 of the Code over (ii) its deductions disallowed under [Double Section Mark]265 and 171(a)(2) of the Code, all of its investment company taxable income as defined in [Section Mark]852(b)(2) of the Code and all of its net capital gain as such term is used in [Section Mark]852(b)(3)(C) of the Code, after reduction by any capital loss carryforward, for its short taxable year ending on the closing date.

     (m) The fair market value of the assets of Target transferred to Acquiring will equal or exceed the sum of the liabilities assumed by Acquiring, plus the amount of liabilities, if any, to which the transferred assets are subject.

     (n) The total adjusted basis of the assets of Target transferred to Acquiring will equal or exceed the sum of the liabilities to be assumed by Acquiring, plus the amount of liabilities, if any, to which the transferred assets are subject.

     (o) Target is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of [Section Mark]368(a)(3)(A) of the Code.

     (p) None of the compensation received by any shareholder-employee of Target will be separate consideration for, or allocable to, any of their shares of Target stock; none of the shares of Acquiring stock received by any shareholder-employee will be separate consideration for, or allocable to, any employment agreement, and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

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     Based solely on the information submitted and the representations set forth above, it is held as follows:

     (1) The acquisition by Acquiring of all of the assets of Target in exchange solely for voting stock of Acquiring and the assumption of Target's liabilities will constitute a reorganization within the meaning of [Section Mark]368(a)(1)(D). For purposes of this ruling, the term "substantially all" means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of Target. Acquiring and Target will each be a "party to a reorganization" within the meaning of [Section Mark]368(b).

     (2) No gain or loss will be recognized by Target upon the transfer of its assets to Acquiring in exchange for Acquiring stock and the assumption by Acquiring of the liabilities of Target or on its distribution of Acquiring stock to its shareholders on liquidation ([Double Section Mark]361(a), (c) and 357(a)).

     (3) No gain or loss will be recognized to Acquiring on the receipt of the assets of Target in exchange for stock of Acquiring ([Section Mark]1032(a)).

     (4) The basis of the assets of Target in the hands of Acquiring will be the same as the basis of such assets in the hands of Target immediately prior to the transaction ([Section Mark]362(b)).

     (5) The holding period of the assets of Target in the hands of Acquiring will include the holding period of those assets in the hands of Target immediately prior to the transaction ([Section Mark]1223(2)).

     (6) No gain or loss will be recognized by the shareholders of Target on the exchange of their Target stock solely for Acquiring stock ([Section Mark]354(a)(1)).

     (7) The basis to the shareholders of Target of the Acquiring stock to be received (including fractional shares) will be the same as the Target stock surrendered in exchange therefor ([Section Mark]358(a)).

     (8) The holding period of the Acquiring stock (including fractional shares) received by the shareholders of Target will include the period during which they held the Target stock surrendered in exchange therefor, provided the Target stock was held as a capital asset on the date of the exchange ([Section Mark]1223(1)).

     (9) Under [Section Mark]381(b)(1), the taxable year of Target will end on the effective date of the proposed reorganization. As provided by [Section Mark]381(c)(2) and [Section Mark]1.381(c)(2)-1 of the Income Tax Regulations, Acquiring will succeed to and take into account the

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earnings and profits, or deficit in earning and profits, of Target as of the date of the transfer. Any deficit in earnings and profits of either Target or Acquiring will be used only to offset earning and profits accumulated after the date of transfer. Acquiring will take these items into account subject to the conditions and limitations of [Double Section Mark]381, 382, 383 and 384 and the regulations thereunder.

     No opinion is expressed about the tax treatment of the described transaction under other provisions of the Code and regulations or about the tax treatment of any conditions existing at the time of, or effects resulting from, the described transaction that are not specifically covered by the above ruling.

     This ruling is directed only to the taxpayer requesting it. Section 6110(j)(3) provides that it may not be used or cited as precedent.

     Each affected taxpayer must attach a copy of this letter to the federal income tax return for the taxable year in which the transaction covered by this letter is consummated.

     Pursuant to the power of attorney on file with this office, a copy of this letter is being sent to the taxpayer's representative.

                                          Sincerely yours,
                                          Assistant Chief Counsel (Corporate)
                                          By /s/ Charles Whedbee
                                          -------------------------------------
                                          Charles Whedbee
                                          Senior Technical Reviewer, Branch